UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Akorn, Inc.

File No. 001-32360 CF# 22335

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   Akorn, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on July 11, 2008.

   Based on representations by Akorn, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.1   through June 30, 2010

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Patti J. Dennis
         Chief, Office of Disclosure Support